EXHIBIT 99.1

EXPLANATION OF RESPONSES

1.
The Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock automatically converted into common stock upon the closing of the Issuer’s initial public offering for no additional consideration, on a 1-for-1 basis, and had no expiration date.

2.	Held directly by Insight Satellite Co-Invest, L.P.